

February 2, 2011

Joseph Listengart
Vice President, General Counsel and Secretary
Kinder Morgan Holdco LLC
500 Dallas Street, Suite 1000
Houston, TX 77002

> **Re: Kinder Morgan Holdco LLC**
> **Amendments No. 3 and 4 to Registration Statement on**
> **Form S-1**
> **Filed January 26 and 28, 2011**
> **File No. 333-170773**

Dear Mr. Listengart:

    We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Summary Financial Data, page 18

1. Please refer to footnote 10 to your Summary Financial Data. You state that there is no difference between basic and diluted pro forma net income (loss) per share because the conversion of Class A, Class B, and Class C share into shares of common stock does not impact the number of shares of common stock on a fully-converted basis since your investor retained stock is convertible into a fixed number of shares of common stock. Please tell us why the conversion of Class A, Class B and Class C shares into a fixed number of shares of common stock causes no difference between basic and diluted pro forma net income (loss) per share. If basic and diluted pro forma net income (loss) per share are the same because the Class A, Class B and Class C are participating securities and the two-class method is applied, please clarify this in your disclosure where this measure is presented. Refer to ASC 260-10-45-60A.

Certain Relationships and Related Party Transactions, page 217

Payment of Certain Costs and Expenses, page 223

2. Please quantify the fees and expenses that you will be required to pay upon the accelerated conversion of Class B and Class C shares into shares of common stock. See Item 404(a)(3) of Regulation S-K.

Exhibit 5.1

3. Please note that it is inappropriate to assume away elements that form the basis of the legal opinion. As such, please revise the last sentence in the second paragraph to carve out the registrant and the selling stockholders from the assumptions regarding "the due authorization, execution and delivery by the parties thereto of all documents and instruments examined by us, and that, to the extent such documents and instruments purport to constitute agreements of such parties, they constitute valid, binding and enforceable obligations of such parties."

4. In the third paragraph, please delete the qualification that the Conversion has been duly completed and the Class A shares held by the Selling Stockholders have been converted into the Shares, and state the Shares "are" validly issued, etc. Alternatively, if the Conversion will take place after the effectiveness of the registration statement, disclose in the registration statement and legal opinion specifically when the conversion will occur.

5. Please revise the last sentence of the opinion to clarify that counsel does not admit that it is an expert within the meaning of Section 7 of the Securities Act, rather than making such statement with respect to the Securities Act or the rules and regulations promulgated thereunder generally.

    You may contact Yong Kim, Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Engineer, at (202) 551-3703, if you have questions concerning any engineering comments. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Gary W. Orloff
     Bracewell & Giuliani LLP